November 26, 2024

Jonathan Lamb
Chief Executive Officer
Aurous Resources
Inanda Greens Business Park, Block A
Wierda Gables
54 Wierda Rd West, Wierda Valley
Sandton, 2196
South Africa

Richard Floyd
Chief Executive Officer
Blyvoor Gold Operations (Proprietary) Ltd and Blyvoor Gold Resources (Proprietary) Ltd
Inanda Greens Business Park, Block A
Wierda Gables
54 Wierda Rd West, Wierda Valley
Sandton, 2196
South Africa

       Re: Aurous Resources
           Amendment No. 2 to Registration Statement on Form F-4
           Filed November 8, 2024
           File No. 333-280972
Dear Jonathan Lamb and Richard Floyd:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 15, 2024 letter.
 November 26, 2024
Page 2

Amendment No. 2 to Registration Statement on Form F-4
Questions and Answers About the Business Combination and the General Meeting of the
Shareholders, page 25

1. We note your disclosure detailing trading of Rigel's Class A Ordinary Shares, Units and Public Warrants were suspended beginning on November 5, 2024, and that Rigel has submitted an application to list the Ordinary Shares, Units and Public Warrants on the OTC Markets (OTCQX). Please update your disclosure here and throughout the filing as necessary to detail the status of the process.
Compensation Received by the Sponsor, page 67

2. We note your revised disclosure in response to prior comment 5. Please revise here to disclose the original per-share purchase price. Make similar revisions to your discussions of the Rigel Independent Directors and Nathanael Abebe in this section.
Risk Factors
As of November 5, 2024, Rigel Class A Ordinary Shares, Rigel Public Units and Rigel Public
Warrants have been delisted from the NYSE, page 142

3. Please expand your discussion of the consequences of trading on the OTC rather than an exchange, including that your stock may be determined to be a penny stock and the consequences of that designation. Also disclose that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered covered securities.
Background of the Business Combination, page 375

4. We note your disclosure at page 383. Please revise this section to provide an expanded and appropriately detailed discussion of the negotiations related to the
       Omnibus Amendment, including the business reasons for seeking the amendment, the initial terms, and how such terms evolved prior to the final signed version. Provide similar disclosure related to the Joinder Agreement.
Opinion of Kroll, LLC, page E-1

5. We note that on March 11, 2024, Duff & Phelps delivered initial due diligence files to the Rigel Board team for review, which files included, among other things, initial financial projections for Blyvoor Resources and Gauta Tailings for the fiscal year ending February 28, 2024. Please clarify whether these initial projections differed from the unaudited prospective financial information of Blyvoor and Gauta Tailings for the year ended February 28, 2024 which the target company's management prepared and provided to Duff & Phelps.
        Please contact Jenifer Gallagher at 202-551-3706 or John Cannarella at 202-551-3337
if you have questions regarding comments on the financial statements and related matters.
 November 26, 2024
Page 3

For questions regarding engineering comments, you may contact John Coleman at 202-551-
3610 or Karl Hiller at 202-551-3686. Please contact Michael Purcell at 202-551-5351 or
Timothy Levenberg at 202-551-3707 with any other questions



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   John Stribling
      Ilana Ongun